3/5

07021529

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Info Service Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 0 7 2007

THOMSON FINANCIAL

FILE NO. 82- 03236

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dlw

DATE: 3/5/07

AR/S
12-31-06

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheet as at 31 December 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and company financial statements (before restatement) of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited for the year ended 31 December 2005, were audited by another auditor from the same firm as myself, whose report dated 27 February 2006, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2006, and the consolidated and company results of operations, and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
23 February 2007

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2006 and 2005

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
ASSETS					
Current Assets					
Cash and cash equivalents	6	12,742,217,840	11,456,372,999	3,725,033,698	1,824,526,104
Short-term investments	7,33	118,186,639	298,840,229	-	-
Trade accounts receivable, net	8	4,898,181,586	4,526,263,753	5,288,900,193	5,450,855,918
Amounts due from and loans to related parties	33	2,972,924	3,017,020	87,112,658	40,076,246
Receivables for cash card		620,504,812	1,266,493,720	-	-
Value added tax receivables - third party		463,557,468	214,745,807	463,557,468	214,745,807
Inventories and spare part inventories for mobile phone network maintenance, net	9	2,055,466,362	1,347,140,904	113,363,630	186,223,733
Other current assets	10	1,991,808,285	1,233,709,101	1,756,240,054	1,016,911,253
Total Current Assets		22,892,895,916	20,346,583,533	11,434,207,701	8,733,339,061
Non-Current Assets					
Investments in subsidiaries, net	11	-	-	27,604,346,559	30,977,001,909
Property, plant and equipment, net	12	7,797,322,809	8,259,476,007	7,021,665,906	7,917,281,797
Assets under concession agreements, net	13	81,095,902,900	75,842,690,139	74,763,193,336	68,028,652,961
Intangible assets					
Computer software, net	14	1,308,758,923	1,440,356,512	1,234,412,300	1,351,641,686
Concession rights, net	15	3,051,104,407	3,505,927,447	-	-
Goodwill, net	15	7,837,042,669	9,003,946,669	-	-
Deferred tax assets	21	9,762,601,310	8,945,615,029	8,813,221,985	8,018,573,935
Other non-current assets, net	16	555,145,028	614,907,761	441,227,263	516,565,973
Total Non-Current Assets		111,407,878,046	107,612,919,564	119,878,067,349	116,809,718,261
Total Assets		134,300,773,962	127,959,503,097	131,312,275,050	125,543,057,322

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 51 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2006 and 2005

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loan from a financial institution	18	1,000,000,000	-	1,000,000,000	-
Trade accounts payable	17	5,759,710,259	4,520,100,077	5,662,484,910	4,482,010,251
Amounts due to and loans from related parties	33	523,209,571	365,129,112	4,925,438,937	8,479,779,899
Current portion of long-term debentures, net, and long-term borrowings	18	6,507,227,304	14,240,938,545	6,504,184,175	14,240,601,088
Concession right payable, accrued concession fee and excise tax	20	7,155,341,329	7,354,234,469	2,051,951,128	2,295,986,824
Unearned income - mobile phone service		3,658,799,935	2,198,430,353	4,072,274,829	2,202,184,922
Advance receipt from customers		1,090,978,614	3,315,127,670	-	-
Income tax payable		2,963,490,438	2,992,232,486	2,576,870,420	2,213,434,373
Deferred tax liabilities	21	-	92,183,837	-	-
Other current liabilities	19	2,379,902,994	1,655,828,307	1,947,159,308	1,389,279,070
Total Current Liabilities		31,038,660,444	36,734,204,856	28,740,363,707	35,303,276,427
Non-Current Liabilities					
Swap contracts payable, net	3	137,954,287	-	137,954,287	-
Long-term debentures, net, and long-term borrowings	18	25,504,303,725	11,209,805,854	25,496,004,083	11,208,334,444
Other non-current liabilities		20,847,018	80,940,545	-	-
Total Non-Current Liabilities		25,663,105,030	11,290,746,399	25,633,958,370	11,208,334,444
Total Liabilities		56,701,765,474	48,024,951,255	54,374,322,077	46,511,610,871
Shareholders' Equity					
Share capital					
Authorised share capital		4,997,459,800	5,000,000,000	4,997,459,800	5,000,000,000
Issued and fully paid-up share capital	25	2,953,546,816	2,950,639,869	2,953,546,816	2,950,639,869
Premium on share capital	25	20,978,563,672	20,729,933,193	20,978,563,672	20,729,933,193
Advanced receipts for share subscription	25,34	14,503,874	25,257,338	14,503,874	25,257,338
Fair value reserve of available-for-sale securities		-	17,669,750	-	-
Unrealised gain from dilution of investment		161,186,663	161,186,663	161,186,663	161,186,663
Retained earnings					
Appropriated - Legal reserve	26	500,000,000	500,000,000	500,000,000	500,000,000
Appropriated - Capital reserve for treasury stock		-	83,129,756	-	83,129,756
Unappropriated		52,330,151,948	54,664,429,388	52,330,151,948	54,664,429,388
Treasury stock	27	-	(83,129,756)	-	(83,129,756)
Total Parent's Shareholders' Equity		76,937,952,973	79,049,116,201	76,937,952,973	79,031,446,451
Minority interests		661,055,515	885,435,641	-	-
Total Shareholders' Equity, net		77,599,008,488	79,934,551,842	76,937,952,973	79,031,446,451
Total Liabilities and Shareholders' Equity		134,300,773,962	127,959,503,097	131,312,275,050	125,543,057,322

The accompanying notes on pages 9 to 51 are an integral part of these consolidated and company financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Income
For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Revenues					
Revenues from services and equipment rentals		76,052,889,453	80,533,632,640	72,067,987,774	74,882,896,572
Sales		15,375,267,096	11,983,015,859	-	-
Total revenues		91,428,156,549	92,516,648,499	72,067,987,774	74,882,896,572
Cost					
Cost of services and equipment rentals		23,138,518,723	24,205,074,557	23,771,123,151	25,300,070,691
Concession fee and excise tax		18,753,963,502	19,215,167,473	17,398,743,344	17,602,350,899
Cost of sales		14,063,099,404	10,778,253,832	-	-
Total cost		55,955,581,629	54,198,495,862	41,169,866,495	42,902,421,590
Gross profit		35,472,574,920	38,318,152,637	30,898,121,279	31,980,474,982
Selling and administrative expenses		11,420,781,559	10,067,021,985	9,914,752,818	9,088,802,094
Profit from sales, services and equipment rentals	28	24,051,793,361	28,251,130,652	20,983,368,461	22,891,672,888
Other operating income	29	1,014,972,725	582,915,342	660,705,449	623,780,532
Net gain on exchange rate		47,513,916	39,463,872	26,283,862	36,761,028
Directors' remuneration	33	(7,580,000)	(5,986,133)	(6,710,000)	(5,686,133)
Operating results		25,106,700,002	28,867,523,733	21,663,647,772	23,546,528,315
Share of net profit of investments - equity method		-	-	2,351,686,797	3,317,599,933
Profit before interest and tax		25,106,700,002	28,867,523,733	24,015,334,569	26,864,128,248
Interest expense		(1,538,245,937)	(1,528,663,428)	(1,775,110,004)	(1,537,607,942)
Income tax		(7,460,290,639)	(8,618,463,234)	(5,984,209,071)	(6,601,331,898)
Profit before minorities		16,108,163,426	18,720,397,071	16,256,015,494	18,725,188,408
Loss attributable to minorities, net		(147,852,068)	(4,791,337)	-	-
Net profit for the year		16,256,015,494	18,725,188,408	16,256,015,494	18,725,188,408
Basic earnings per share	30				
Net profit for the year		5.50	6.36	5.50	6.36
Diluted earnings per share	30				
Net profit for the year		5.50	6.35	5.50	6.35

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes on pages 9 to 51 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2006 and 2005

	Consolidated (Baht)										
	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Fair value reserve	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Minority interests	Total
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	25,242,500	161,186,663	500,000,000	83,129,756	45,817,012,770	(83,129,756)	871,848,318	71,081,120,651
Retrospective adjustments (Note 4)	-	-	-	(7,572,750)	-	-	-	8,847,416,618	-	13,587,323	8,853,431,191
Opening balance - as restated	2,950,639,869	20,729,933,193	25,257,338	17,669,750	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	885,435,641	79,934,551,842
Net profit for the year	-	-	-	-	-	-	-	16,256,015,494	-	-	16,256,015,494
Dividend paid (Note 31)	-	-	-	-	-	-	-	(18,592,833,134)	-	-	(18,592,833,134)
Transfer of advanced receipts to additional shares (Note 25)	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-	-	-
Additional shares (Note 25)	4,955,708	223,864,580	-	-	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription (Note 25,34)	-	-	14,503,874	-	-	-	-	-	-	-	14,503,874
Fair value reserve of available-for-sale securities	-	-	-	(17,669,750)	-	-	-	-	-	-	(17,669,750)
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	(83,129,756)	83,129,756	-	-	-
Offset of treasury stock (Note 27)	(2,540,200)	-	-	-	-	-	-	(80,589,556)	83,129,756	-	-
Dividend received from subsidiaries	-	-	-	-	-	-	-	-	-	(76,528,058)	(76,528,058)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(147,852,068)	(147,852,068)
Closing balance 31 December 2006	2,953,546,816	20,978,563,672	14,503,874	-	161,186,663	500,000,000	-	52,330,151,948	-	661,055,515	77,599,008,488
Opening balance 2005	2,945,188,074	20,470,525,112	11,051,130	14,267,500	3,040,468	500,000,000	-	43,483,253,575	(83,129,756)	742,971,652	68,087,167,755
Retrospective adjustments (Note 4)	-	-	-	(4,280,250)	-	-	-	9,030,734,963	-	13,785,052	9,040,239,765
Opening balance - as restated	2,945,188,074	20,470,525,112	11,051,130	9,987,250	3,040,468	500,000,000	-	52,513,988,538	(83,129,756)	756,756,704	77,127,407,520
Net profit for the year (Restated)	-	-	-	-	-	-	-	18,725,188,408	-	-	18,725,188,408
Dividend paid	-	-	-	-	-	-	-	(16,491,617,802)	-	(23,383,591)	(16,515,001,393)
Additional shares in subsidiaries from minorities	-	-	-	-	-	-	-	-	-	315,000,060	315,000,060
Transfer of advanced receipts to additional shares	252,747	10,798,383	(11,051,130)	-	-	-	-	-	-	-	-
Additional shares	5,199,048	248,609,698	-	-	-	-	-	-	-	-	253,808,746
Advanced receipt for share subscription	-	-	25,257,338	-	-	-	-	-	-	-	25,257,338
Fair value reserve of available-for-sale securities	-	-	-	7,682,500	-	-	-	-	-	-	7,682,500
Unrealised gain from dilution of investment	-	-	-	-	158,146,195	-	-	-	-	(158,146,195)	-
Capital reserve for treasury stock	-	-	-	-	-	-	83,129,756	(83,129,756)	-	-	-
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(4,791,337)	(4,791,337)
Closing balance 31 December 2005	2,950,639,869	20,729,933,193	25,257,338	17,669,750	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	885,435,641	79,934,551,842

The accompanying notes on pages 9 to 51 are an integral part of these consolidated and company financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (continued)
For the years ended 31 December 2006 and 2005

	Company (Baht)								
	Issued and paid up share capital	**Premium on share capital**	**Advanced receipt for share subscription**	**Unrealised gain from dilution of investment**	**Legal reserve**	**Capital reserve for treasury stock**	**Unappropriated retained earnings**	**Treasury Stock**	**Total**
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	45,817,012,770	(83,129,756)	70,184,029,833
Retrospective adjustments (Note 4)	-	-	-	-	-	-	8,847,416,618	-	8,847,416,618
Opening balance - as restated	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	79,031,446,451
Net profit for the year	-	-	-	-	-	-	16,256,015,494	-	16,256,015,494
Dividend paid (Note 31)	-	-	-	-	-	-	(18,592,833,134)	-	(18,592,833,134)
Transfer of advanced receipts to additional shares (Note 25)	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-
Additional shares (Note 25)	4,955,708	223,864,580	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription (Note 25,34)	-	-	14,503,874	-	-	-	-	-	14,503,874
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,129,756)	83,129,756	-	-
Offset of treasury stock (Note 27)	(2,540,200)	-	-	-	-	-	(80,589,556)	83,129,756	-
Closing balance 2006	2,953,546,816	20,978,563,672	14,503,874	161,186,663	500,000,000	-	52,330,151,948	-	76,937,952,973
Opening balance 2005	2,945,188,074	20,470,525,112	11,051,130	3,040,468	500,000,000	-	43,483,253,575	(83,129,756)	67,329,928,603
Retrospective adjustments (Note 4)	-	-	-	-	-	-	9,030,734,963	-	9,030,734,963
Opening balance - as restated	2,945,188,074	20,470,525,112	11,051,130	3,040,468	500,000,000	-	52,513,988,538	(83,129,756)	76,360,663,566
Net profit for the year (Restated)	-	-	-	-	-	-	18,725,188,408	-	18,725,188,408
Dividend paid	-	-	-	-	-	-	(16,491,617,802)	-	(16,491,617,802)
Transfer of advanced receipts to additional shares	252,747	10,798,383	(11,051,130)	-	-	-	-	-	-
Additional shares	5,199,048	248,609,698	-	-	-	-	-	-	253,808,746
Advanced receipt for share subscription	-	-	25,257,338	-	-	-	-	-	25,257,338
Unrealised gain from dilution of investment	-	-	-	158,146,195	-	-	-	-	158,146,195
Capital reserve for treasury stock	-	-	-	-	-	83,129,756	(83,129,756)	-	-
Closing balance 2005	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	79,031,446,451

The accompanying notes on pages 9 to 51 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2006 and 2005

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
Cash flows from operating activities	32	35,026,603,614	33,590,815,388	30,419,179,447	29,178,918,693
Cash flows from investing activities:					
Net changes in short-term investments		155,411,090	(101,657,614)	-	-
Loans made to subsidiaries	33	-	-	(40,300,000)	(500,000)
Net changes in advances to suppliers		-	56,964,919	-	56,964,919
Proceeds from disposals of property and equipment		22,120,927	11,409,862	17,785,087	84,287,624
Acquisition of subsidiaries, net of cash acquired	11	-	-	-	(213,000,000)
Cash invested in long-term investments in subsidiaries	11	-	-	(99,000,000)	(249,999,940)
Purchases of property, plant, equipment and computer software		(3,189,262,505)	(3,399,908,279)	(3,085,334,016)	(3,218,032,812)
Purchases of assets under concession agreements		(16,907,464,799)	(12,830,441,666)	(16,645,911,542)	(12,373,941,543)
Dividend received from subsidiaries		-	-	5,823,342,146	1,834,941,194
Net cash payments for investing activities		(19,919,195,287)	(16,263,632,778)	(14,029,418,325)	(14,079,280,558)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions	18	5,850,000,000	-	5,850,000,000	-
Repayments of short-term loans from financial institutions	18	(4,850,000,000)	-	(4,850,000,000)	-
Proceeds from short-term loans from a subsidiary	33	-	-	6,500,000,000	9,500,000,000
Repayments of short-term loans from a subsidiary	33	-	-	(10,300,000,000)	(4,000,000,000)
Proceeds from long-term debentures		11,410,173,330	-	11,410,173,330	-
Repayments of long-term debentures	18	(14,250,000,150)	(4,000,000,000)	(14,250,000,150)	(4,000,000,000)
Proceeds from long-term borrowings	18	9,485,312,460	-	9,485,312,460	-
Finance lease principal payments	18	(16,495,313)	(102,624,473)	(15,174,893)	(102,208,588)
Net proceeds from capital increase		4,955,708	5,199,048	4,955,708	5,199,048
Net proceeds from share premium		223,864,580	248,609,698	223,864,580	248,609,698
Advanced receipts for share subscription		14,503,874	25,257,338	14,503,874	25,257,338
Cash receipts from additional share in subsidiaries from minorities		-	315,000,060	-	-
Payments of dividend	31	(18,592,833,134)	(16,491,617,802)	(18,592,833,134)	(16,491,617,802)
Payments of dividend to minorities		(76,528,058)	(23,383,591)	-	-
Net cash payments from financing activiites		(10,797,046,703)	(20,023,559,722)	(14,519,198,225)	(14,814,760,306)
Net increase (decrease) in cash and cash equivalents		4,310,361,624	(2,696,377,112)	1,870,562,897	284,877,829
Cash and cash equivalents at the beginning of the year		6,757,483,356	9,449,330,472	1,824,526,104	1,535,118,279
Effects of exchange rate changes		29,944,696	4,529,996	29,944,696	4,529,996
Cash and cash equivalents at the end of the year		11,097,789,676	6,757,483,356	3,725,033,697	1,824,526,104

The accompanying notes on pages 9 to 51 are an integral part of these consolidated and company financial statements.

Supplementary information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2006 and 2005 comprise:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	3,481.99	10,134.60	1,151.10	1,452.62
Short-term investments with maturities of three months or less	9,260.23	1,321.77	2,573.93	371.91
	12,742.22	11,456.37	3,725.03	1,824.53
Less restricted bank deposits (Note 6)	(1,644.43)	(4,698.89)	-	-
Total cash and cash equivalents	11,097.79	6,757.48	3,725.03	1,824.53

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the years ended 31 December 2006 and 2005 comprise:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,336.96	1,425.33	1,648.85	1,474.79
Income tax paid	8,505.14	9,858.92	6,424.53	7,504.72
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	3,538.00	2,354.17	3,339.69	2,164.14

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 51 are an integral part of these consolidated and company financial statements.

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public limited incorporated and resident in Thailand. The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the 'Group'. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a license from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a license from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The license agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

1 General information (continued)

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

These consolidated and company financial statements have been approved for issue by the board of directors on 23 February 2007.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The Group has early adopted in 2006, prior to its effective date, Thai Accounting Standard No.56, "Accounting for Income Tax".

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Accounting Standard effective from 1 January 2007

According to the notification of Federation of Accounting Professions No.26/2549 dated on 11 October 2006 and No.32/2549 dated on 3 November 2006 relating to the amendment of TAS 44 "Consolidated financial statements and accounting for investment in subsidiaries" and TAS 45 "Accounting for investments in Associates" which require the change from the equity method of accounting to cost method of accounting for the investment in subsidiaries and associates presented in the separated financial statements. In according to the cost method of accounting, income from the investment will be recognised when dividends are declared. The notification is mandatory from 1 January 2007. The Company also applies the cost method of accounting for interest in joint venture presented in the separate financial statements.

2.3 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.3 Group Accounting - Investments in subsidiaries (continued)

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.14 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries and the effects acquisitions and disposals of subsidiaries are shown in Note 11.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2.5 Financial instruments

Financial instruments carried on the balance sheet include cash and deposits at financial institutions, short-term investments, trade receivables, related party receivables and payables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and cross currency swap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year end exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the statements of income.

Disclosures about financial instruments to which the Group is a party are provided in Note 3.

2 Accounting policies (continued)

2.6 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and exclude restricted bank deposits.

2.7 Investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

Purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investments. Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

Trading investments are traded in active markets and valued at market value at the close of business on the balance sheet date by reference to the Stock Exchange of Thailand quoted bid price. In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital (Note 32).

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.8 Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified.

2 Accounting policies (continued)

2.9 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving or defective inventories.

2.10 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis to write off the cost of each asset, except for land which is considered to have an indefinite life, to its residual value over its estimated useful life as follows:

	Years
Buildings and building improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

Computer software which is an integral part of related computer hardware is included in tools and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on disposals are determined by comparing proceeds carrying amount and are included in operating profit.

2.11 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.12 Leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.13 Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system . The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period. Computer systems under concession agreement of 1800-MHz operation is amortised as expense on the straight-line method over the period of 5 years not exceeding the remaining concession period.

2.14 Intangible assets

Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure which enhances or extends the performance computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs are recognised as assets are amortised using the straight-line method over their useful lives, not exceeding a period of 5 and 10 years.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.14 Intangible assets (continued)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

Goodwill arising on acquisitions of the Group is amortised over a period of 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2.15 Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network. The following amortisation methods are used:

- Commitment fees of long-term loans are amortised over a period of five years.
- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

2.16 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.17 Share capital

Ordinary shares are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2 Accounting policies (continued)

2.18 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.19 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.20 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.21 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from amortisation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for liabilities, tax losses carried forward.

Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.22 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by authorised persons.

2.23 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments.

Segment information is presented by business of the Group's operations.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

3 Financial risk management

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as forward foreign exchange contracts and cross currency swap contracts to hedge certain exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

3.1.1 Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to JPY and US dollar. Entities in the Group use forward contracts and cross currency swap contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in connection with measurement currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings, external forward currency contracts and external cross currency swap contracts.

3.1.2 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3.2 Derivative financial instrument

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Swap contracts receivable	9,347.36	-	9,347.36	-
Swap contracts payable	(9,485.31)	-	(9,485.31)	-
Total swap contracts payable, net	(137.95)	-	(137.95)	-

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Forward contracts receivable	26.25	395.39	-	395.39
Forward contracts payable	(26.65)	(411.75)	-	(411.75)
Total forward contracts payable, net (Note 19)	(0.40)	(16.36)	-	(16.36)

3 Financial risk management (continued)

3.2 Derivative financial instrument (continued)

The carrying amounts and fair values of swap and forward contracts for the years ended 31 December 2006 and 2005 are as follows:

	Consolidated		Company	
	2006		2006	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Swap contracts	9,485.31	9,251.01	9,485.31	9,251.01

	Consolidated		Company	
	2006		2006	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Forward contracts	26.65	26.35	-	-

	Consolidated		Company	
	2005		2005	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Forward contracts	395.39	411.01	395.39	411.01

4 Early adoption of Accounting for Income Taxes

As mentioned in Note 2, the Group has early adopted in the first quarter of 2006, prior to its effective date, TAS 56, "Accounting for Income Taxes". The adjustment as a result of the adoption has been accounted for retrospectively. The Group and the Company adjusted the consolidated and company balance sheets as at 31 December 2005, and the consolidated and company statements of income for the year ended 31 December 2005 as follows:

Balance sheets as at 31 December 2005	Restated	
	Consolidated Million Baht	Company Million Baht
Increase in long-term investments	-	829
Increase in deferred tax assets	8,946	8,019
Increase in deferred tax liabilities	92	-
Shareholders' equity		
Decrease in fair value reserve	8	-
Increase in retained earnings as at 31 December 2005	8,847	8,847
Increase in retained earnings as at 1 January 2005	9,030	9,030
Increase in minority interests	14	-

4 Early adoption of Accounting for Income Taxes (continued)

Statements of income for the year ended 31 December 2005

	Restated	
	Consolidated Million Baht	**Company Million Baht**
Decrease in share of net profit of investments - equity method	-	106
Increase in income tax	184	78
Decrease in profit attributable to minorities	-	-
Decrease in net profit for the year	183	183
Decrease in basic earnings per share (Baht)	0.06	0.06
Decrease in diluted earnings per share (Baht)	0.07	0.07

5 Segment information

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, call center service, electronic cash card and payment service via mobile phone
2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
3) the operations of data network and internet provider

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

5 Segment information (continued)

Financial information by business segment for the years ended 31 December 2006 and 2005 are shown as follows:

	Consolidated			
	2006			
	Mobile phone and call center services Million Baht	**Mobile phone sales Million Baht**	**Datanet and broadband service Million Baht**	**Group Million Baht**
Revenue from services and equipment rentals	75,229.63	98.36	724.90	76,052.89
Sales	-	15,362.54	12.73	15,375.27
Other operating income	379.55	-	0.08	379.63
Total revenues	75,609.18	15,460.90	737.71	91,807.79
Operating expenses				
Cost of sales and services and equipment rentals	(41,326.42)	(14,080.97)	(548.19)	(55,955.58)
Selling and administrative expenses	(10,651.11)	(445.81)	(331.44)	(11,428.36)
Operating profit	23,631.65	934.12	(141.92)	24,423.85
Finance cost				
Net gain on exchange rate				47.51
Interest income				635.34
Interest expenses				(1,538.24)
Income before tax				23,568.46
Income tax				(7,460.29)
Profit before minority interests				16,108.17
Share of net loss in subsidiaries to minority interests				(147.85)
Net profit				16,256.02
Consolidated total assets	133,087.48	-	1,213.29	134,300.77
Consolidated total liabilities	56,376.64	-	325.13	56,701.77
Depreciation charges	3,628.40	-	77.97	3,706.37
Amortisation charges	14,481.16	-	116.55	14,597.71

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

5 Segment information (continued)

	Consolidated			
	Restated 2005			
	Mobile phone and call center services Million Baht	**Mobile phone sales Million Baht**	**Datanet and broadband service Million Baht**	**Group Million Baht**
Revenue from services and equipment rentals	79,891.22	89.14	553.27	80,533.63
Sales	-	11,978.74	4.28	11,983.02
Other operating income	332.91	-	0.12	333.03
Total revenues	80,224.13	12,067.88	557.67	92,849.68
Operating expenses				
Cost of sales and services and equipment rentals	(43,030.53)	(10,805.52)	(362.44)	(54,198.49)
Selling and administrative expenses	(9,554.54)	(294.04)	(224.42)	(10,073.01)
Operating profit	27,639.06	968.32	(29.19)	28,578.18
Finance cost				
Net gain on exchange rate				39.46
Interest income				249.88
Interest expenses				(1,528.66)
Income before tax				27,338.86
Income tax				(8,618.46)
Profit before minority interests				18,720.40
Share of net loss in subsidiaries to minority interests				(4.79)
Net profit				18,725.19
Consolidated total assets	126,540.59	-	1,418.91	127,959.50
Consolidated total liabilities	47,645.59	-	379.36	48,024.95
Depreciation charges	4,758.81	-	23.89	4,782.70
Amortisation charges	15,113.74	-	127.14	15,240.88

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

6 Cash and cash equivalents

	Consolidated		Company	
	2006	**2005**	**2006**	**2005**
	Million Baht	**Million Baht**	**Million Baht**	**Million Baht**
Cash on hand	11.33	16.07	9.95	14.17
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	12,262.96	11,068.39	3,247.15	1,438.45
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	467.93	371.91	467.93	371.91
Cash and cash equivalents	12,742.22	11,456.37	3,725.03	1,824.53

The effective interest rate on short-term bank deposits was 0.13%-7.50% per annum (2005: 0.35%-4.09% per annum).

Other currency deposits mainly represent 13.01 million US Dollars deposits (2005: 9.07 million US Dollars). The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,644.43 million (2005: Baht 4,698.89 million) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

7 Short-term investments

Short-term investments mainly represent available-for-sale securities, private fund and fixed deposits. A subsidiary sold all available-for-sale securities, representing investment in Shin Corporation's share (2005: 4.39 million shares at the closing price of Baht 42.25 per share), in 2006. Private fund with a financial institution bears interest at the effective rate of 4.61% per annum (2005: 1.88%). Fixed deposits bear interest at an effective rate of 1.50% per annum (2005: 1.50% per annum).

The Group's fixed deposits amounting to Baht 11.16 million (2005: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

8 Trade accounts receivable, net

	Consolidated		Company	
	2006	**2005**	**2006**	**2005**
	Million Baht	**Million Baht**	**Million Baht**	**Million Baht**
Trade accounts receivable, gross				
Third parties	3,166.12	2,716.56	1,890.43	2,122.77
Related parties (Note 33)	146.77	137.68	1,882.96	1,775.75
Accrued income	2,019.20	2,288.39	1,900.84	2,121.07
	5,332.09	5,142.63	5,674.23	6,019.59
Less allowance for trade receivables	(433.91)	(616.37)	(385.33)	(568.73)
	4,898.18	4,526.26	5,288.90	5,450.86

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Trade accounts receivable, net (continued)

Outstanding trade accounts receivable from third parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Current - 3 months	5,038.69	4,708.53	3,666.58	3,972.52
Overdue 3 - 6 months	94.51	167.15	85.25	156.82
Overdue 6 - 12 months	8.14	34.66	5.99	31.94
Overdue over 12 months	43.98	94.61	33.45	82.56
	5,185.32	5,004.95	3,791.27	4,243.84
Less allowance for trade receivables	(433.91)	(616.37)	(385.33)	(568.73)
	4,751.41	4,388.58	3,405.94	3,675.11

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

Outstanding trade accounts receivable from related parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Current - 3 months	146.72	137.19	1,635.94	1,685.09
Overdue 3 - 6 months	0.01	0.03	247.02	90.66
Overdue 6 - 12 months	0.04	-	-	-
Overdue over 12 months	-	0.46	-	-
	146.77	137.68	1,882.96	1,775.75

9 Inventories and spare part inventories for mobile phone network maintenance, net

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Finished goods	2,010.01	1,202.25	-	-
Supplies and spare parts	9.52	8.32	-	-
Spare parts for mobile phone network maintenance	843.40	798.22	691.84	646.66
	2,862.93	2,008.79	691.84	646.66
Less allowance for obsolete inventories and diminution in value of inventories and spare parts for mobile phone network maintenance	(807.46)	(661.65)	(578.48)	(460.44)
	2,055.47	1,347.14	113.36	186.22

10 Other current assets

	Consolidated		Company	
	2006	**2005**	**2006**	**2005**
	Million Baht	**Million Baht**	**Million Baht**	**Million Baht**
Other receivables	225.80	140.09	98.06	133.75
Prepaid expenses	1,502.08	886.69	1,459.01	833.08
Others	263.93	206.93	199.17	50.08
	1,991.81	1,233.71	1,756.24	1,016.91

11 Investments in subsidiaries, net

	Company	
	2006	**2005**
		Restated
	Million Baht	**Million Baht**
Opening net book amount - as previous reported	30,148.16	27,938.77
Retrospective adjustment (Note 4)	828.84	934.42
Opening balance - Restated	30,977.00	28,873.19
Share of net profit of investments - equity method	2,351.69	3,317.60
Acquisitions	-	213.00
Additions	99.00	250.00
Unrealised gain on dilution from investments	-	158.15
Dividend received from subsidiaries	(5,823.34)	(1,834.94)
Closing net book amount	27,604.35	30,977.00

On 11 September 2006, AIS International Network Company Limited, a subsidiary, registered the increase in the share capital from Baht 1.00 million (10,000 shares of Baht 100 each) to Baht 200.00 million (2 million shares of Baht 100 each) with the Ministry of Commerce. The purpose of the capital increase is to fund the operation of international gateway business. The Company paid for the share capital increase of Baht 49.75 per share, totaling Baht 99.00 million on 8 September 2006. The Company still owns 99.99% of the completion of the capital increase.

11 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 December 2006 and 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million Baht)	
							31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Mobile from Advance Co., Ltd.	Currently ceased operations	Thailand	Shareholder	240.00	99.99	600.00	8,573.91	8,564.92	277.59	268.60	-	(18.72)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(315.98)	(142.22)	284.88	458.64	-	-	3.04	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	18.55	17.97	26.55	25.97	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(107.40)	(176.39)	336.36	403.37	(136.00)	(231.20)	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	9,441.41	7,589.18	25,968.89	29,304.00	(5,187.34)	(1,585.02)	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.38)	(2.09)	0.03	0.32	-	-	-	-
Advanced Magic Card Co., Ltd. (Formerly Bridge Mobile Alliance Co., Ltd.)	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	658.93	(10.01)	408.93	239.99	(500.00)	-	-	-
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	(164.61)	(95.01)	203.54	273.14	-	-	158.15	158.15

11 Investments in subsidiaries, net (continued)

Company - 31 December 2006 and 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million Baht)	
							31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005	31 December 2006	31 December 2005
AIS International Network Co., Ltd.	Service provider of International gateway	Thailand	Shareholder	100.00	99.99	100.00	(4.38)	(0.01)	95.62	0.99	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.02)	(0.01)	0.98	0.99	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.02)	(0.01)	0.98	0.99	-	-	-	-
	Investments in subsidiaries, net					25,881.03	18,098.01	15,746.32	27,604.35	30,977.00	(5,823.34)	(1,834.94)	161.19	161.19

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

12 Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2005									
Cost	1.79	396.11	676.94	20,873.41	1,831.41	19.89	236.36	937.30	24,973.21
Accumulated depreciation	-	(125.99)	(348.59)	(14,715.76)	(1,386.41)	(12.32)	(124.66)	-	(16,713.73)
Net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48
For the year ended 31 December 2006									
Opening net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48
Additions	-	28.01	77.41	2,836.96	250.50	6.55	60.10	(227.15)	3,032.38
Transfers, net	-	40.92	34.63	122.57	(32.56)	-	0.02	(165.58)	-
Reclassification, net	-	-	-	341.63	-	-	-	(109.44)	232.19
Disposals, net	(0.72)	(0.46)	(2.76)	(0.08)	(4.59)	(0.40)	(9.35)	-	(18.36)
Depreciation charges	-	(40.47)	(114.61)	(3,250.14)	(256.12)	(5.42)	(39.61)	-	(3,706.37)
Impairment	-	-	-	(2.00)	-	-	-	-	(2.00)
Closing net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32
At 31 December 2006									
Cost	1.07	464.41	750.01	24,172.74	1,854.96	24.87	246.61	435.13	27,949.80
Accumulated depreciation	-	(166.29)	(426.99)	(17,964.15)	(1,452.73)	(16.57)	(123.75)	-	(20,150.48)
Allowance for asset impairment	-	-	-	(2.00)	-	-	-	-	(2.00)
Net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32

Additions include Baht 49.38 million (2005: Baht 7.76 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 16.16 million (2005: Baht 10.24 million) assets sold under finance leases (where the Group is the lessee).

12 Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2005							
Cost	288.55	652.10	20,679.50	1,265.07	218.59	936.68	24,040.49
Accumulated depreciation	(105.75)	(344.77)	(14,628.77)	(927.63)	(116.29)	-	(16,123.21)
Net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28
For the year ended 31 December 2006							
Opening net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28
Additions	25.76	71.98	2,719.39	230.88	56.47	(288.71)	2,815.77
Transfers, net	40.92	34.63	84.38	3.83	0.02	(163.78)	-
Reclassification, net	-	-	-	-	-	(109.44)	(109.44)
Disposals, net	-	(2.58)	(1.17)	(4.30)	(9.09)	-	(17.14)
Depreciation charges	(33.32)	(109.21)	(3,159.11)	(244.04)	(37.12)	-	(3,582.80)
Impairment	-	-	(2.00)	-	-	-	(2.00)
Closing net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67
At 31 December 2006							
Cost	355.23	719.93	23,473.57	1,293.54	226.48	374.75	26,443.50
Accumulated depreciation	(139.07)	(417.78)	(17,779.35)	(969.73)	(113.90)	-	(19,419.83)
Allowance for asset impairment	-	-	(2.00)	-	-	-	(2.00)
Net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67

Additions include Baht 38.67 million (2005: Baht 6.65 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 16.16 million (2005: Baht 10.24 million) assets sold under finance leases (where the Company is the lessee).

12 Property, plant and equipment, net (continued)

Leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Cost - capitalised finance leases	151.77	527.81	70.12	456.87
Accumulated depreciation	(94.24)	(373.19)	(22.78)	(304.07)
Net book amount	57.53	154.62	47.34	152.80

13 Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2005			
Cost	145,627.27	1,833.75	147,461.02
Accumulated amortisation	(66,688.18)	(960.15)	(67,648.33)
Allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book amount	74,969.09	873.60	75,842.69
Year ended 31 December 2006			
Opening net book amount	74,969.09	873.60	75,842.69
Additions	17,959.53	51.58	18,011.11
Reclassification, net	-	(356.56)	(356.56)
Amortisation charges	(12,233.63)	(100.71)	(12,334.34)
Impairment	(67.00)	-	(67.00)
Closing net book amount	80,627.99	467.91	81,095.90
At 31 December 2006			
Cost	163,586.81	1,506.09	165,092.90
Accumulated amortisation	(78,921.82)	(1,038.18)	(79,960.00)
Allowance for asset impairment	(4,037.00)	-	(4,037.00)
Net book amount	80,627.99	467.91	81,095.90

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

13 Assets under concession agreements, net (continued)

	Company Cost of mobile phone networks Million Baht
At 31 December 2005	
Cost	131,268.50
Accumulated amortisation	(59,269.85)
Allowance for asset impairment	(3,970.00)
Net book amount	68,028.65
Year ended 31 December 2006	
Opening net book amount	68,028.65
Additions	17,829.74
Amortisation charges	(11,044.20)
Impairment	(51.00)
Closing net book amount	74,763.19
At 31 December 2006	
Cost	149,098.24
Accumulated amortisation	(70,314.05)
Allowance for asset impairment	(4,021.00)
Net book amount	74,763.19

14 Computer software, net

	Consolidated Million Baht	Company Million Baht
At 31 December 2005		
Cost	3,132.40	3,040.59
Accumulated amortisation	(1,692.04)	(1,688.95)
Net book amount	1,440.36	1,351.64
Year ended 31 December 2006		
Opening net book amount	1,440.36	1,351.64
Additions	244.81	267.94
Reclassification, net	124.37	109.44
Amortisation charges	(500.78)	(494.61)
Closing net book amount	1,308.76	1,234.41
At 31 December 2006		
Cost	3,503.40	3,417.97
Accumulated amortisation	(2,194.64)	(2,183.56)
Net book amount	1,308.76	1,234.41

15 Concession rights and goodwill, net

	Consolidated	
	Million Baht	
	Concession rights	Goodwill
At 31 December 2005		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,486.97)	(5,394.96)
Net book amount	3,505.93	9,003.95
Year ended 31 December 2006		
Opening net book amount	3,505.93	9,003.95
Amortisation charges	(454.83)	(1,166.91)
Closing net book amount	3,051.10	7,837.04
At 31 December 2006		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,941.80)	(6,561.87)
Net book amount	3,051.10	7,837.04

16 Other assets, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2005		
Cost	1,062.23	756.28
Accumulated amortisation	(447.32)	(239.71)
Net book amount	614.91	516.57
Year ended 31 December 2006		
Opening net book amount	614.91	516.57
Additions	49.29	11.40
Disposal, net	(2.68)	(2.62)
Amortisation charges	(106.37)	(84.12)
Closing net book amount	555.15	441.23
At 31 December 2006		
Cost	935.20	658.61
Accumulated amortisation	(380.05)	(217.38)
Net book amount	555.15	441.23

17 Trade accounts payable

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Third parties	5,683.77	4,398.70	5,172.24	3,754.82
Related parties (Note 33)	75.94	121.40	490.24	727.19
	5,759.71	4,520.10	5,662.48	4,482.01

18 Borrowings

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Current				
Short-term loan from a financial institution	1,000.00	-	1,000.00	-
Current portion of long-term debentures, net	6,491.07	14,230.84	6,491.07	14,230.84
Current portion of finance lease liabilities	16.16	10.10	13.11	9.76
	7,507.23	14,240.94	7,504.18	14,240.60
Non-current				
Long-term borrowings	9,347.36	-	9,347.36	-
Long-term debentures, net	16,111.45	11,191.28	16,111.45	11,191.28
Finance lease liabilities	45.49	18.52	37.19	17.05
	25,504.30	11,209.80	25,496.00	11,208.33
Total borrowings	33,011.53	25,450.74	33,000.18	25,448.93

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the year ended 31 December 2006		
Opening net book value	25,450.74	25,448.93
Additions	26,873.63	26,862.77
Repayments	(19,116.50)	(19,115.18)
Unrealised gain	(216.57)	(216.57)
Amortisation of bond issuing cost	20.23	20.23
Closing net book value	33,011.53	33,000.18

The interest rate exposure on the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Borrowings:				
- at fixed rates	25,669.79	20,957.24	25,658.44	20,955.43
- at floating rates	7,341.74	4,493.50	7,341.74	4,493.50
	33,011.53	25,450.74	33,000.18	25,448.93

The effective interest rates at the balance sheet date were as follows:

- short-term borrowing	5.10%	-	5.10%	-
- long-term borrowings	5.49%	-	5.49%	-
- long-term debentures	5.77%	5.13%	5.77%	5.13%
- finance lease liabilities	8.05%	8.02%	7.94%	9.15%

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Borrowings (continued)

Maturity of long-term borrowings (excluding finance lease liabilities) as at 31 December are as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Payment due - within 1 year	6,491.07	14,230.84	6,491.07	14,230.84
- within 2 to 5 years	21,460.42	11,191.28	21,460.42	11,191.28
- over 5 years	3,998.39	-	3,998.39	-
	31,949.88	25,422.12	31,949.88	25,422.12

Long-term borrowings

As at 31 December 2006, the Company has a syndicated JPY loan of 30,568.20 million bearing interest at JPY LIBOR plus a margin as agreed by the Company and banks. The loans are not secured.

Under the term and condition of the syndicated loan, the Company has to comply with certain restrictions and maintain certain financial ratios.

Long-term debentures, net

The carrying amounts and fair value of certain long-term debentures (gross of issue costs) are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	22,627.10	25,450.00	22,778.38	25,557.90

	Company			
	Carrying amounts		Fair values	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	22,627.10	25,450.00	22,778.38	25,557.90

Fair values for traded debentures have been determined based on quoted selling prices from the Thai Bond Market Association at the close of the business on the balance sheet date.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Borrowings (continued)

Long-term debentures, net (continued)

As at 31 December 2006, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows.

Issue date	No. of units Million units	Amount Million Baht	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2006 Million Baht	Balance as at 31 December 2005 Million Baht
23/03/2001	12.00	12,000.00	5.30%	Semi-annual	8 equal installments commencing in the eighteenth month after the issuing date until 20 March 2006	-	1,500.00
28/11/2001	10.00	10,000.00	5.85%	Quarterly	Entirely redeemed on 28 November 2006	-	10,000.00
21/03/2002	2.50	2,500.00	6.25%	Semi- annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.50	4,500.00	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi- annual	6 equal installments commencing in the fifty - four month after the issuing date until 21 March 2009	3,750.00	4,500.00
21/03/2002	3.00	3,000.00	5.25%	Quarterly	Entirely redeemed on 21 March 2007	3,000.00	3,000.00
21/10/2002	5.00	5,000.00	3.65%	Semi- annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	2,000.00	4,000.00
07/09/2006	3.43	3,427.10	5.80%	Semi- annual	Entirely redeemed on 7 September 2009	3,427.10	-
07/09/2006	4.00	4,000.00	5.90%	Semi- annual	Entirely redeemed on 7 September 2011	4,000.00	-
07/09/2006	4.00	4,000.00	6.00%	Semi- annual	Entirely redeemed on 7 September 2013	4,000.00	-
					Total debentures	22,627.10	25,450.00
					Less bond issuing cost balance at 31 December	(24.58)	(27.88)
					Total debentures, net	22,602.52	25,422.12

*On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

18 Borrowings (continued)

Financial lease liabilities

As at 31 December 2006, the subsidiary's finance lease liabilities of Baht nil million (2005: Baht 0.16 million) are collateralised by the underlying leased assets as mentioned in Note 12.

Finance lease liabilities - minimum lease payments:

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Not later than 1 year	16.16	10.10	13.11	9.76
Later than 1 year but not later than 5 years	45.49	18.52	37.19	17.05
	61.65	28.62	50.30	26.81

19 Other current liabilities

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Accrued bonus	429.45	343.96	395.81	287.09
Accrued interest expense	404.60	204.19	404.60	288.54
Value added tax payable, net	169.34	234.92	155.50	212.60
Forward contract payable, net (Note 3)	0.40	16.36	-	16.36
Other payables	518.08	266.43	389.11	208.25
Other liabilities	858.03	589.97	602.14	376.44
	2,379.90	1,655.83	1,947.16	1,389.28

20 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC"). Under the assignment agreement, DPC has outstanding amounts due to TAC in respect of the acquisition of this concession right. Under the terms of the agreement, TAC is entitled to terminate the agreement in the event of non-payment. As set out in the financial statements for the year ended 31 December 2003, DPC is in arbitration with TAC with respect to the principal and interest outstanding. On 30 September 2003 and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claims to the Arbitration Committee for the last two amounts of concession rights fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

20 Concession right payable (continued)

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession payable (using the effective interest rate method) of Baht 4,739 million (2005: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration case should not have a material unfavourable effect on the financial statements.

21 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2005: 30%).

The movement on the deferred income tax account is as follows:

	Consolidated		Company	
	2006	**2005 Restated**	**2006**	**2005 Restated**
				Million Baht
At 1 January	8,853.43	9,040.24	8,018.57	8,096.31
Statement of income charge	901.60	(183.52)	794.65	(77.74)
Reverse from equity/tax charge to equity	7.57	(3.29)	-	-
At 31 December	9,762.60	8,853.43	8,813.22	8,018.57

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year is as follows:

Million Baht

Consolidated

Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete inventories and spare part**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2006	167.53	189.10	8,158.71	660.45	63.64	9,239.43
(Charges)/credit to net profit	(45.51)	53.14	361.17	560.95	(16.68)	913.07
At 31 December 2006	122.02	242.24	8,519.88	1,221.40	46.96	10,152.50

Deferred tax liabilities	**Prepaid commission**	**Prepaid concession fee and excise tax**	**Accelerated tax amortisation**	**Fair value gains**	**Others**	**Total**
At 1 January 2006	92.18	156.50	90.75	34.15	12.42	386.00
(Credit)/charges to net profit	(92.18)	123.19	(11.84)	(26.58)	18.88	11.47
Reverse from equity	-	-	-	(7.57)	-	(7.57)
At 31 December 2006	-	279.69	78.91	-	31.30	389.90

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

21 Deferred income tax (continued)

Million Baht

Deferred tax assets	Company					
	Allowance for doubtful accounts	Allowance for obsolete spare part inventories	Amortisation of asset under concession agreement	Unearned income - mobile phone service	Others	Total
At 1 January 2006	154.13	138.13	7,177.14	660.45	57.64	8,187.49
(Charges)/credit to net profit	(45.85)	35.41	402.77	560.95	(16.56)	936.72
At 31 December 2006	108.28	173.54	7,579.91	1,221.40	41.08	9,124.21

Deferred tax liabilities

	Prepaid concession fee and excise tax	Others	Total
At 1 January 2006	156.50	12.42	168.92
Charges/(credit) to net profit	123.19	18.88	142.07
At 31 December 2006	279.69	31.30	310.99

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

Million Baht

	Consolidated		Company	
	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
Deferred tax assets	9,762.60	8,945.61	8,813.22	8,018.57
Deferred tax liabilities	-	92.18	-	-

22 Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

Million Baht

	Consolidated		Company	
	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
Current tax	8,361.89	8,434.94	6,778.86	6,523.59
Deferred tax (Note 21)	(901.60)	183.52	(794.65)	77.74
	7,460.29	8,618.46	5,984.21	6,601.33

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

22 Income tax (continued)

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

	Consolidated		Company	
	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
				Million Baht
Profit before tax	23,568.45	27,338.86	22,240.22	25,326.52
Tax calculated at a tax rate of 30% (2005: 30%)	7,070.54	8,201.66	6,672.07	7,597.96
Share of net results from investments -equity method	-	-	(705.51)	(995.28)
Effect from elimination with subsidiaries	140.74	376.19	-	-
Other permanent differences	249.01	40.61	17.65	(1.35)
Tax charge	7,460.29	8,618.46	5,984.21	6,601.33

Further information about deferred tax is presented in Note 21.

23 Bank guarantees

As at 31 December 2006, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 3,582.42 million (2005: Baht 1,856.95 million) on a consolidated basis and Baht 2,810.61 million (2005: Baht 1,447.80 million) on a company basis.

24 Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2006 Million	2005 Million	2006 Million	2005 Million
Assets under concession agreements				
Thai Baht	8,749.56	2,679.40	8,703.38	2,642.00
US Dollars	68.65	43.34	67.79	38.36
Japanese Yen	1,910.16	1,477.55	1,910.16	1,477.55
Euro	0.78	1.33	0.70	1.11
Pound Sterling	0.10	0.03	0.10	0.03
Property and equipment				
Thai Baht	545.53	224.32	445.56	216.79
US Dollars	8.61	15.71	8.61	15.69
SG Dollars	0.22	0.29	0.22	0.29
Service maintenance agreements				
Thai Baht	1,424.38	1,064.37	1,345.03	1,061.37
US Dollars	7.14	6.59	6.72	6.55
Japanese Yen	179.22	74.47	179.22	74.47
Euro	0.05	0.07	0.05	0.07
SG Dollars	0.16	0.06	0.05	0.06

24 Commitments (continued)

Operating lease commitments - where a group company is the lessee

The Group has entered into lease and related service agreements for office space, cars, computers and base stations for periods ranging from 1 month to 9 years with options to renew. The future aggregate minimum lease payments under non-cancelable operating leases are as follows:

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Not later than 1 year	1,082.90	673.06	1,001.41	548.79
Later than 1 year but not later than 5 years	2,026.65	597.97	1,947.37	552.47
Later than 5 years	94.14	0.49	94.14	0.49

25 Share capital and premium on share capital

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
At 1 January 2005	2,945.19	2,945.19	20,470.52	23,415.71
Issue of shares	5.45	5.45	259.41	264.86
At 31 December 2005	2,950.64	2,950.64	20,729.93	23,680.57
Issue of shares	5.45	5.45	248.63	254.08
Reduction of shares - Treasury stock	(2.54)	(2.54)	-	(2.54)
At 31 December 2006	2,953.55	2,953.55	20,978.56	23,932.11

During the year ended 31 December 2006, the Company registered the increase in share capital with the Ministry of Commerce for 5.45 million ordinary shares from the exercise of 5.17 million warrants, 0.47 million warrants of which were exercised during the year ended 31 December 2005. The capital increase results in an increase in paid-up share capital and share premium of Baht 5.45 million and Baht 248.63 million, respectively.

The total authorised number of ordinary shares is 2,953.55 million shares (2005: 2,950.64 million shares) with a par value of Baht 1 per share (2005: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the year ended 31 December 2006			
Beginning balance	4.76	20.26	25.02
Granted	2.41	7.98	10.39
Exercised	(0.29)	(4.72)	(5.01)
Closing balance	6.88	23.52	30.40

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

25 Share capital and premium on share capital (continued)

Warrants granted to directors and employees (continued)

Issuance of warrant grant IV

At the Board of Directors' Meeting on 26 January 2006, the Board passed a resolution to approve additional warrants of 0.25 million units at Baht nil per unit, or equivalent to 0.01% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2006. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 105.25 per unit, which is the weighted average closing price for 30 days prior to 26 January 2006. On 2 March 2006, 0.25 million units were approved to be given to the Company's employees/advisors.

Issuance of warrant grant V

At the Annual General Meeting of the Company's shareholders held on 24 April 2006, the shareholders passed a resolution to approve additional warrants of 10.14 million units at Baht nil per unit, or equivalent to 0.34% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2006. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 91.46 per unit, which is the weighted average closing price for 30 days prior to 24 April 2006. 2.41 million units and 7.73 million units were approved to be given to the Company's directors and employees/advisors, respectively.

Sixth adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III and grant IV

At the Board of Directors' Meeting on 27 February 2006, the Board passed a resolution to approve the sixth adjustment of the exercise price of warrants grant I, grant II, grant III and grant IV from Baht 46.16 per unit to Baht 45.32 per unit, from Baht 41.74 per unit to Baht 40.99 per unit, from Baht 89.44 per unit to Baht 87.82 per unit and from Baht 105.25 per unit to Baht 103.34 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.03927 to 1:1.05843 for both grant I and grant II, from 1:1.02633 to 1:1.04525 for grant III and from 1:1.01344 to 1:1.03213 for grant IV. The new exercise price and exercise ratio were effective from 30 March 2006 onwards.

Seventh adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III, grant IV and grant V

At the Board of Directors' Meeting held on 15 August 2006, the Board passed a resolution to approve the seventh adjustment of the exercise price of warrants grant I, grant II, grant III, grant IV and grant V from Baht 45.32 per unit to Baht 44.62 per unit, from Baht 40.99 per unit to Baht 40.35 per unit, from Baht 87.82 per unit to Baht 86.45 per unit, from Baht 103.34 per unit to Baht 101.74 per unit and from Baht 91.46 per unit to Baht 90.05 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.05843 to 1 : 1.07512 for both grant I and grant II, from 1 : 1.04525 to 1 : 1.06173 for grant III, from 1 : 1.03213 to 1 : 1.04841 for grant IV and from 1 : 1 to 1 : 1.01577 for grant V. The new exercise price and exercise ratio were effective from 25 August 2006 onwards.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

25 Share capital and premium on share capital (continued)

Warrants granted to directors and employees (continued)

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)	31/05/2006 (Grant V)
Warrant (Million unit)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1:1	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)					
- Price	47.73	43.14	-	-	-
- Ratio	1:1.00559	1:1.00559	-	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)					
- Price	47.40	42.84	-	-	-
- Ratio	1:1.01261	1:1.01261	-	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)					
- Price	47.15	42.63	91.35	-	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)					
- Price	46.78	42.30	90.64	-	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)					
- Price	46.16	41.74	89.44	105.25	-
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344	-
Sixth adjustment to exercise price per unit and ratio (effective from 30 March 2006 onwards)					
- Price	45.32	40.99	87.82	103.34	-
- Ratio	1:1.05843	1:1.05843	1:1.04525	1:1.03213	-
Seventh adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards)					
- Price	44.62	40.35	86.45	101.74	90.05
- Ratio	1:1.07512	1:1.07512	1:1.06173	1:1.04841	1:1.01577

Exercised warrants

During the year ended 31 December 2006, 0.29 million units and 4.72 million units were exercised by the Company's directors and employees, respectively. The exercises of 4.70 million warrants during the year, and of 0.47 million warrants which were exercised during the year ended 31 December 2005, increased paid-up share capital and premium on share capital by Baht 5.45 million and Baht 248.63 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.31 million units or 0.33 million ordinary shares on 4 January 2007. The Company received advanced payment from shareholders for the 0.33 million shares in the amount of Baht 14.50 million in the year ended 31 December 2006 (Note 34).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

26 Legal reserve

Under the provisions of the Public Company Limited Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5% of its net profit after accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital. This reserve is not available for dividend distribution.

27 Treasury stock

According to the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules, any company repurchases its shares has to dispose all of the repurchased shares within a 3-year period commencing from the date of share repurchase completion. If the Company does not dispose the treasury stock within the 3-year period, the Company has to reduce its paid-up share capital to offset with the treasury stock. The Company repurchased 2,540,200 of its ordinary shares during 2 December 2002 to 1 June 2003. However, as at 1 June 2006, the Company has not disposed any of the treasury stock. In order to comply with the aforementioned regulations, the Company offset its treasury stock with its authorised and paid-up share capital. The Company registered the reduction in authorised and paid-up share capital with the Ministry of Commerce on 16 June 2006.

28 Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Depreciation on plant and equipment (Note 12)	3,706.37	4,782.70	3,582.80	4,695.54
Amortisation of assets under concession agreements (Note 13)	12,334.34	12,902.77	11,044.20	10,851.49
Amortisation of intangible assets:				
- Computer software (Note 14)	500.78	511.19	494.61	508.13
- Positive goodwill (Note 15)	1,166.91	1,166.90	-	-
- Concession right (Note 15)	454.83	454.82	-	-
Amortisation of other assets (Note 16)	106.37	152.04	84.12	133.25
Loss (reversal) on obsolete spare parts for mobile phone network maintenance	122.53	(107.93)	118.04	(126.75)
Doubtful accounts and bad debts	339.46	508.30	308.82	490.10
Marketing expenses	3,382.12	2,684.03	3,129.38	2,454.44
Staff costs	3,628.82	2,888.23	2,669.24	2,077.39
Number of staff (staffs)	8,310	7,914	4,823	4,600

29 Other operating income

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Interest income	635.34	249.88	143.96	65.05
Bad debt recovery	152.21	159.79	136.26	134.95
Management fee	-	-	198.45	207.14
Gain on available-for-sale investment	55.97	-	-	-
Others	171.45	173.25	182.04	216.64
	1,014.97	582.92	660.71	623.78

30 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding treasury stock (see Note 27).

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
Net profit attributable to shareholders (Million Baht)	16,256.02	18,725.19	16,256.02	18,725.19
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,953	2,945	2,953	2,945
Basic earnings per share (Baht)	5.50	6.36	5.50	6.36

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2006.

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,953	2,945	2,953	2,945
Effect of dilutive potential ordinary shares (Million shares)	-	2	-	2
Weighted average number of ordinary share for diluted earnings per share (Million shares)	2,953	2,947	2,953	2,947
Diluted earnings per share (Baht)	5.50	6.35	5.50	6.35

31 Dividends paid

At the Annual General Shareholders' Meeting on 24 April 2006, it was approved to declare a dividend for 2,950.22 million shares of Baht 3.30 each, totaling Baht 9,735.73 million. Dividends of Baht 9,735.67 million were paid to shareholders on 8 May 2006. The remaining amount of Baht 0.06 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

At the Board of Directors' Meeting on 15 August 2006, it was approved to declare an interim dividend for 2,952.55 million shares of Baht 3.00 each, totaling Baht 8,857.64 million. Dividends of Baht 8,857.16 million were paid to the shareholders on 13 September 2006. The remaining amount of Baht 0.48 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

32 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities:

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit		16,256.02	18,725.19	16,256.02	18,725.19
Adjusted for:					
Depreciation	12	3,706.37	4,782.70	3,582.80	4,695.54
Amortisation of assets under concession agreements	13	12,334.34	12,902.77	11,044.20	10,851.49
Amortisation of computer software	14	500.78	511.19	494.61	508.13
Allowance for impairment/written-off		69.00	-	53.00	-
Amortisation of goodwill	15	1,166.91	1,166.90	-	-
Amortisation of concession right	15	454.83	454.82	-	-
Amortisation of other assets	16	106.37	152.04	84.12	133.25
Doubtful accounts and bad debts		339.46	508.30	308.82	490.10
Loss (reversal) on obsolete inventories and diminution in value of finished goods		57.49	(37.46)	-	-
Loss (reversal) on write-off obsolete spare parts for mobile phone network maintenance		122.53	(107.93)	118.04	(126.75)
Amortisation of forward and swap premiums		14.25	29.01	14.25	28.99
(Gain) loss on disposals of property, plant and equipment		(9.02)	18.67	(6.81)	18.37
Loss on write-off deferred charges		2.62	5.50	2.62	4.57
Loss on write-off property, plant and equipment		5.25	6.45	6.16	5.11
Unrealised (gain) loss on foreign exchange rate		(22.24)	40.42	(22.17)	40.49
Realised unearned income		(59.53)	(38.09)	-	-
Amortisation of bond issuing cost	18	20.23	24.15	20.23	24.15
Share of net profit in subsidiaries	11	-	-	(2,351.69)	(3,317.60)
(Decrease) increase in deferred tax income	22	(901.60)	183.52	(794.65)	77.74
Share of net loss from subsidiaries to minority interests		(147.85)	(4.79)	-	-
Net profit before changes in operating assets and liabilities		34,016.21	39,323.36	28,809.55	32,158.77

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

32 Cash flows from operating activities (continued)

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Net profit before changes in operating assets and liabilities	34,016.21	39,323.36	28,809.55	32,158.77
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):				
Restricted bank deposits	3,054.46	(4,698.89)	-	-
Trade accounts receivable	(737.74)	724.59	(173.22)	98.77
Amounts due from related parties	0.04	(2.57)	(6.74)	(13.97)
Receivables for cash card	645.99	(1,266.49)	-	-
Value added tax receivables – third party	(248.81)	231.59	(248.81)	231.59
Inventories	(843.16)	(81.68)	-	-
Spare part inventories for mobile network maintenance	(45.18)	162.13	(45.18)	162.31
Other current assets	(772.30)	671.30	(753.52)	771.67
Other assets	(49.23)	(130.16)	(11.40)	(130.69)
Trade accounts payable	116.46	(575.72)	55.53	(22.52)
Amounts due to related parties	158.08	(53.99)	245.66	(21.71)
Concession right payable, accrued concession fee and excise tax	(198.89)	336.78	(244.04)	174.68
Unearned income – mobile phone service	1,460.37	(2,413.97)	1,870.09	(2,920.93)
Advance receipt from customers	(2,224.15)	3,315.13	-	-
Income tax payable	(28.74)	(1,421.66)	363.44	(981.51)
Other current liabilities	724.02	(528.93)	557.82	(327.54)
Other liabilities	(0.83)	-	-	-
Cash generated from operation activities	35,026.60	33,590.82	30,419.18	29,178.92

33 Related party transactions

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Shin Corporation Public Company Limited is a major shareholder, holding 42.79% (2005: 42.83%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.23% (2005: 19.25%) of the share capital of the Company.

At 31 December 2005 the principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognized as related parties to the Company.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions (continued)

On 23 January 2006, the Shinawatra family, the principle shareholders of Shin Corporation ("SHIN"),the Company's major shareholder, sold all SHIN's shares, representing 49.6 of the paid-up capital of the SHIN, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited, an indirect subsidiary of Temasak (Cypress), holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts

SHIN has terminated and ceased charging for the consulting and management services agreement with the Group since the third quarter of 2006.

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Service income				
Subsidiaries	-	-	331.62	319.55
Shin Corporation and its related parties	154.38	114.04	38.52	34.57
Related party of SingTel Strategic Investments Pte Ltd.	693.54	612.19	693.54	612.19
	847.92	726.23	1,063.68	966.31
Sales of prepaid cards				
Subsidiary	-	-	14,252.30	34,044.49
Interest income				
Subsidiaries	-	-	1.05	0.01
Other income				
Subsidiaries	-	-	226.16	207.14
Shin Corporation and its related parties	4.58	18.70	2.41	9.55
Related party of SingTel Strategic Investments Pte Ltd.	0.12	-	0.12	-
	4.70	18.70	228.69	216.69

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions (continued)

b) Purchases of services

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	4,933.92	5,890.55
Shin Corporation and its related parties	470.79	1,048.00	434.33	972.79
SingTel Strategic Investments Pte Ltd. and its related parties	357.12	306.17	357.12	306.17
	827.91	1,354.17	5,725.37	7,169.51
Advertising expense - net*				
Shin Corporation and its related parties	617.02	528.80	569.39	502.25
(Advertising expense - gross**				
- Consolidated 2006 : 1,854.17 Million Baht				
2005 : 1,766.14 Million Baht				
- Company 2006 : 1,718.21 Million Baht				
2005 : 1,707.42 Million Baht)				
	617.02	528.80	569.39	502.25

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated 2006 Million Baht	Consolidated 2005 Million Baht	Company 2006 Million Baht	Company 2005 Million Baht
Promotion expense				
Subsidiaries	-	-	146.03	29.40
Consulting and management fees				
Shin Corporation and its related parties	101.68	207.42	100.71	206.04
Interest expense				
Subsidiary	-	-	237.33	126.44
Major shareholder of Shin Corporation	0.04	0.53	0.04	0.53
Directors of related parties	1.48	2.16	1.48	2.16
	1.52	2.69	238.85	129.13

c) Dividend paid

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Dividend paid				
Shin Corporation and its related parties	7,961.39	7,076.79	7,961.39	7,076.79
SingTel Strategic Investments Pte Ltd.	3,578.40	3,180.80	3,578.40	3,180.80
	11,539.79	10,257.59	11,539.79	10,257.59

33 Related party transactions (continued)

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Subsidiary	-	-	54.35	-

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Short-term investments				
Shin Corporation (Note 7)	-	185.48	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,746.21	1,647.48
Shin Corporation and its related parties	13.16	13.07	3.15	3.66
Related party of SingTel				
Strategic Investments Pte Ltd.	133.61	124.61	133.60	124.61
	146.77	137.68	1,882.96	1,775.75
Amounts due from related parties				
Subsidiaries	-	-	44.17	38.79
Shin Corporation and its related parties	2.97	3.02	2.14	0.79
	2.97	3.02	46.31	39.58
Short-term loans to related parties				
Subsidiaries	-	-	40.80	0.50

As at 31 December 2006, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 6.65% per annum (2005: 4.75% per annum). Repayment term is at call.

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Trade accounts payable				
Subsidiaries	-	-	424.63	622.01
Shin Corporation and its related parties	28.27	74.96	17.94	58.74
Related party of SingTel				
Strategic Investments Pte Ltd.	47.67	46.44	47.67	46.44
	75.94	121.40	490.24	727.19
Amounts due to related parties				
Subsidiaries	-	-	238.65	125.61
Shin Corporation and its related parties	506.71	353.53	470.29	342.57
Related party of SingTel				
Strategic Investments Pte Ltd.	16.50	11.60	16.50	11.60
	523.21	365.13	725.44	479.78
Accrued interest expense				
Subsidiary	-	-	-	84.37
Short-term loan from related party				
Subsidiary	-	-	4,200.00	8,000.00

33 **Related party transactions** (continued)

e) **Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties** (continued)

As at 31 December 2006, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 5.00 % per annum (2005: 3.25% per annum). Repayment term is at call (2005: paid during the quarter ended 30 June 2006).

	Consolidated		Company	
	2006 Million Baht	2005 Million Baht	2006 Million Baht	2005 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	-	10.00	-	10.00
Directors of the Company and its related parties	0.47	37.00	0.47	37.00
	0.47	47.00	0.47	47.00

f) **Directors' remuneration**

During the year ended 31 December 2006, the total remuneration of the directors approximated Baht 7.58 million (2005: Baht 5.99 million) on consolidated basis and Baht 6.71 million (2005: Baht 5.69 million) on company basis, not exceeding the amount approved by the Annual General Shareholders' Meeting of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

g) **Commitments with related parties**

As at 31 December 2006, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Group is committed to pay for such services under these agreements amounting to approximately Baht 1.72 million per month (2005: Baht 2.03 million per month) on consolidated basis and Baht 1.72 million per month (2005: Baht 2.03 million per month) on company basis.

h) **Shin Corporation's warrants**

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	16.45	1:1.06942
30/05/2003 (Grant II)	12.22	13.67	1:1	12.78	1:1.06942
31/05/2004 (Grant III)	8.82	36.41	1:1	34.05	1:1.06942
31/05/2005 (Grant IV)	8.33	41.76	1:1	39.57	1:1.05540
31/07/2006 (Grant V)	6.99	37.68	1:1	36.83	1:1.02307

33 Related party transactions (continued)

h) Shin Corporation's warrants (continued)

Movements in the number of SHIN's warrants are as follows:

	Million units
For the year ended 31 December 2006	
Opening balance	38.00
Granted	6.99
Exercised	(20.03)
Closing balance	24.96

During the year ended 31 December 2006, the Company's directors exercised 20.03 million units of warrants to acquire 20.57 million ordinary shares of SHIN.

i) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	**Grant date**	**No. of rights Million units**	**Maximum budget not exceeding Million Baht**
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the year ended 31 December 2006	
Beginning balance	1.08
Granted	-
Exercised	(0.81)
Cancelled	(0.27)
Closing balance	-

0.81 million units were exercised during the year ended 31 December 2006. The subsidiary did not incur expense from the exercised rights.

34 Subsequent event

Interconnection agreement

Under the Telecommunications Act and the NTC Interconnections Notification, the Company has entered into the interconnection agreements for making interconnection with the network of other operators on 30 November 2006 and 16 January 2007. The agreements were effective on 1 February 2007 onwards.

Warrants granted to directors and employees - exercised

As mentioned in Note 25, during the year ended 31 December 2006, the Company's warrants of 0.23 million units and 0.08 million units were exercised at Baht 44.62 each and Baht 40.35 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 January 2007.

In January 2007, a total of 0.37 million units, being 0.29 million units and 0.08 million units of the Company's warrants were exercised at Baht 44.62 each and Baht 40.35 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 February 2007.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,953.55 million to Baht 2,954.28 million, and from Baht 20,978.56 million to Baht 21,009.69 million, respectively.

Proposed dividend payment of the Company

At the Board of Directors' Meeting held on 23 February 2007, the Board passed a resolution proposing to the Annual General Shareholders' Meeting the payment of dividends for the year 2006, at the rate of Baht 6.30 per share, Baht 3.00 each of which was paid as an interim dividend on 13 September 2006. However, the proposed dividends must be approved by the shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

AIS-CP 007/2007

February 23, 2007

Subject: Notification of the connected transaction in relation to a computer service system (SAP)

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the Company) would like to inform you that the Company and its subsidiaries have entered into the following a computer service system agreement as follows:

Date of Transaction: For the 2007

Parties involved: **Employer:** The Company and its subsidiaries
Contractor: I.T. Applications Services Company Limited (ITAS)

Relationship: The Company is 42.78% owned by Shin Corporation Public Company Limited (SHIN) and ITAS is 99.99% owned by SHIN.

General Characteristics of the Transaction:

ITAS will provide service regarding a computer system to the Company and its subsidiaries. The details are as follows:

1. Maintenance services for hardware and software.
2. Helpdesk service for SAP user.
3. Supervise for auto budget system.

Value of the Transaction: Totaling fees of Baht 49.37 million per year.

The Basis Used to Determine the Value:

The fee of charge is based on comparative rates of other contractors, which service the same characteristics of ITAS.

Connected Transaction and its Condition:

Entering into a computer service agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies in a category of supporting normal business transaction. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets as of December 31, 2006, thus requiring the Company to report the transaction to SET.

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

AIS-CP 014/2007

February 23, 2007

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS06NA,AIS073A, AIS07OA, AIS093A, AIS093B, AIS099A, AIS119A and AIS139A, the Company is required to maintain debt to equity ratio at not more than 2:1. The Company would like to report the Debt to Equity ratio as of 31 December, 2006 as the following:

	Company	Consolidated
Debt to Equity Ratio	0.49	0.43

In addition, as at 31 December, 2006 the Company was not in default of any debt obligation. The Company's credit rating was maintained at AA which enabled it to comply with the condition for dividend payment

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

AIS-CP 015/2007

February 23, 2007

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2007.

To: The President
The Stock Exchange of Thailand

Attachment: 1. Capital Increase Report Form

The Board of Directors of Advanced Info Service Pcl ("the Company") resolved in the meeting No. 2/2007 held on February 23, 2007 at the Board Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2007 held on January 22, 2007.
2. Approved the balance sheet, statement of income and cash flow statements for 2006 ended December 31, 2006.
3. Approved the appointment of the following auditors of PriceWaterhouseCoopers ABAS Ltd. as the Company's auditors for 2007:

- Mr. Suchart Luengsuraswat	CPA. No. 2807
- Ms. Nangnoi Charoenthaveesub	CPA. No. 3044
- Mr. Suwannee Bhuripanyo	CPA No. 3371
- Mr. Prasit Yuengsrikul	CPA. No. 4174

One of these persons will be responsible for conducting the audit and giving comments on the Company's financial statements. The Audit fees for 2007 of the Company and the Consolidation are up to Baht 6,850,000 and 10,294,000 respectively, subject to the approval of the 2007 Annual General Meeting of Shareholders.

4. Approved the dividends payment from the Company's retained earning and the second half of operating results of (July 1 - December 31, 2006) to shareholders at Baht 3.30 each, totaling about Baht 9,750 million.

The closing date of register book to determine the right to receive dividends will be on April 4, 2007, at 12.00 noon and the payment date will be on May 10, 2007.

The Company's dividends payment of the entire year 2006 (including the interim dividend payment at Baht 3.00 per share) is accounted to be Baht 6.30 per share, or totally about Baht 18,608 million.

5. Approved the re-appointment of retiring directors and determined the directors' remuneration for 2007 as follows;

5.1 The retiring directors due to cease of their terms are as follows:

- Mr. Surasak Vajasit	Director and Independent Director
- Mr. Mr. Suphadej Poonpipat	Director
- Mr. Allen Lew Yoong Keong	Director
- Mrs. Koh Kah Sek	Director

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

5.2 The retiring directors having been re-appointed are as follows:

- Mr. Surasak Vajasit	Director and Independent Director
- Mr. Mr. Suphadej Poonpipat	Director
- Mr. Allen Lew Yoong Keong	Director
- Mrs. Koh Kah Sek	Director

5.3 The members of the Board of Directors shall be as follows:

- Mr. Paiboon Limpaphayom (Ph.D.)	Chairman of the Board of Directors and Independent Director
- Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee and Independent Director
- Mrs. Tassanee Manorot	Audit Committee and Independent Director
- Mr. Surasak Vajasit	Audit Committee and Independent Director
- Mr. Suphadej Poonpipat	Director
- Mr. Vasukree Klapairee	Director
- Mr. Allen Lew Yoong Keong	Director
- Mrs. Koh Kah Sek	Director
- Mr. Boonklee Plangsiri	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director

5.4 Approved the directors' remuneration for the fiscal year 2007 not exceeding of Baht 12,000,000. The determination of directors' remuneration for 2007 will be proposed in the 2007 Annual General Meeting of shareholders for further approval.

6. Approved the plans to procure funds for the Company to provide capital for investment in expansion of the network system, repay debentures, which are due to be redeemed and being working capital of the Company by.

(1) Procurement of funds by the Company by means of borrowing money and/or issuing and offering of debt instruments in an amount of no more than Baht 12,000,000,000 or equivalent in other currencies;

(2) Empowerment of the board of executive committee or person who is empowered by the board of executive committee and/or the board of executive directors ("**Attorney**") to be the authorized person to do all acts in respect of the borrowing of money and/or issue and offer of the debt instruments. The authorized person shall have the power to make a decision as to whether the Company shall procure funds by means of borrowing money or issuing and offering the debt instruments or both methods;

(3) Empowerment of the Attorney to be the authorized person to make decisions and carry out necessary acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate;

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

---

(4) Allotment of debt instruments to the existing debt instruments' holders of the Company and/or management of the Company before offering to general investors without waiting to see if there are any debt instruments remaining from the subscription by other general investors; and

(5) Issue and offer of debt instruments to be proposed to the shareholders' meeting of the Company for approval, details of which were as proposed by the Chairman in all respects.

7. Approved the allotment of 1,245,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,010,993,609 shares unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

Regarding the dividends payments of the company for 2006, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot the additional shares to be reserved for the new exercise ratio of ESOP adequately. **(See Attachment 1)**

8 Approved the holding of the 2007 Annual General Meeting of Shareholders on April 25, 2007 at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agenda to be considered and approved in the meeting are as follows;

Agenda 1 Matters to be informed;

Agenda 2 To certify the Minutes of Extraordinary General Meeting of Shareholders No. 1/2006 held on August 8, 2006.;

Agenda 3 To consider and certify the results of operation for 2006;

Agenda 4 To consider and approve the balance sheet, statement of income and statement of cash flow for 2006 ended December 31, 2006;

Agenda 5 To consider and approve the appointment of the Company's auditors and determine the auditors' remuneration for the year ended 2007;

Agenda 6 To consider and approve dividend payment to the shareholders for the fiscal year 2006;

Agenda 7 To consider and approve the re-appointments of retiring directors;

Agenda 8 To consider and approve the directors' remuneration for 2007;

Agenda 9 To consider and approve the loan procurement by the Company;

Agenda 10 To consider and approve the allotment of the additional ordinary shares, reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus.

Agenda 11 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2007 from April 4, 2007 at 12.00 noon until the Annual General Meeting of Shareholder for 2007 is adjourned.

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

Attachment 1

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 23, 2007

We, Advanced Info Service Public Company Limited (the "Company"), hereby report on the resolution of the Board of Directors No. 2/2007, held on February 23, 2007 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 1,245,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,245,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 1,245,000 unissued ordinary shares, at the par value of 1 Baht each, totaling 1,245,000 Baht, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 1,245,000 shares.	1,245,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,010,993,609 shares with par value of 1 Baht each, totaling 2,010,993,609 Baht.

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

---

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2007 Annual General Meeting of Shareholders will be held on April 25, 2007, at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will close the share register book from April 4, 2007 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for 2006, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

---

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 23, 2007	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
April 4, 2007	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for 2007
April 25, 2007	The holding of the Annual General Meeting of Shareholder for 2007

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

Management's Discussion and Analysis

Overview

The Group reported total subscribers of 19.5 million as of Dec-06, represented a net addition of 3.1 million or 19% subscriber growth.

As at end of December 2006, AIS and its subsidiaries ("The Group) had a total of 19.5 million mobile subscribers, comprising of 2.2 million postpaid subscribers (GSM Advance and GSM 1800) and 17.3 million prepaid (One-2-Call!) subscribers. This represented net additions of 3.1 million in 2006 or 19% subscriber growth from last year. For 4Q06, the Group added a total of 1.8 million subscribers, increased from 1.3 million for the nine-month period of 2006 (9M06) and 315,700 in 4Q05.

Total revenues were Baht 91,428 million in 2006, a decline of 1.2% y-o-y from Baht 92,517 million in 2005. Service revenues were Baht 76,053 million in 2006, decreased 5.6% year-on-year (y-o-y) from Baht 80,534 million in 2005 due to aggressive market competitions. Sales revenues improved 28.3% y-o-y to Baht 15,375 million in 2006, from Baht 11,983 million in 2005, resulted from strong growth in handset sales. For 4Q06, the Group reported total revenues of Baht 22,328 million, a fall of 8% y-o-y but increased 1.9% quarter-on-quarter (q-o-q). Historically, service revenues in the fourth quarter are usually the highest of the year as it is a festive season with the highest usage. Nevertheless, service revenues in 4Q06 were relatively flat compared to 3Q06 due to relatively low usage during October to November. This could be a result of floods in many areas of Thailand since 3Q06.

The Group incurred higher total cost of Baht 55,956 million in 2006, represented a 3.2% y-o-y increase from Baht 54,198 million in 2005 due mainly to higher cost of sales. Concession fee and excise tax as percentage to service revenues were 24.7% in 2006, increased from 23.9% in 2005 as a result of a full year impact from an increase in regulatory fee on postpaid service. SG&A expenses were Baht 11,421 million in 2006, increased 13.4% y-o-y from Baht 10,067 million in 2005 because of higher marketing expenses, administrative expenses and staff costs.

In this period, the Group recorded other income of Baht 1,015 million, increased 74.1% y-o-y from Baht 583 million in 2005 mainly from interest income. Net profit was Baht 16,256 million in 2006, declined 13.2% from Baht 18,725 million in 2005.

Results of operations - yearly comparison

Million Baht

	FY2006	**FY2005** Restated	% change y-o-y
Service revenue	76,053	80,534	(5.6%)
Sales revenue	15,375	11,983	28.3%
Total revenue	91,428	92,517	(1.2%)
Total cost	55,956	54,198	3.2%
Gross profit	35,473	38,318	(7.4%)
SG&A	11,421	10,067	13.4%
Earnings before tax	23,568	27,339	(13.8%)
Net profit	16,256	18,725	(13.2%)

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

Management's Discussion and Analysis

Revenues & Profitability

Total Revenue

In 2006, service revenues dropped 5.6% y-o-y despite of 19% subscriber growth due to aggressive competitions.

Total revenues were Baht 91,428 million in 2006, a decline of 1.2% y-o-y from Baht 92,517 million in 2005. Of total revenues, 83.2% represented revenues from mobile services and the rest 16.8% was from handset and SIM card sales.

Service revenues were Baht 76,053 million in 2006, decreased 5.6% y-o-y from Baht 80,534 million in 2005 despite of 19% subscriber growth due mainly to aggressive tariff plans in tough competitive environment during 2006. In 4Q06, the Group reported total revenues of Baht 22,328 million, a fall of 8% y-o-y but increased 1.9% quarter-on-quarter (q-o-q). Historically, service revenues in the fourth quarter are usually the highest of the year as it is a festive season with the highest usage. Nevertheless, service revenues in 4Q06 were relatively flat compared to 3Q06 due to relatively low usage during October to November. This could be a result of floods in many areas of Thailand since 3Q06.

Sales revenues increased 28.3% y-o-y to Baht 15,375 million in 2006 from Baht 11,983 million in 2005 attributed to strong growth in handset sales. Sales revenue represented 16.8% of total revenue, increased from 13% in 2005.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 2006 The Group incurred Baht 55,956 million of total cost, increased 3.2% y-o-y from Baht 54,198 million in 2005.

Cost of services and equipment rentals were Baht 23,139 million in 2006, decreased 4.4% y-o-y from Baht 24,205 million in 2005 attributed to a fall of network amortization cost as some assets under concession agreement had been fully amortized.

In 2006, the Group started to book a numbering fee to the National Telecommunications Commission (NTC) at Baht1/number/month for existing number received before September 2006 and at Baht2/number/month for new number granted by NTC.

Concession fee and excise tax to service revenues in 2006 increased as a result of a full year impact from an increase in regulatory fee on postpaid service.

The concession fee and excise tax were Baht 18,754 million in 2006, decreased 2.4% y-o-y from Baht 19,215 million in 2005. Concession fee and excise tax as percentage of service revenue in 2006 was 24.7%, increased from 23.9% in 2005 as a result of a full year impact from an increase in regulatory fee on postpaid service. Regulatory fee for GSM Advance increased from 25% to the highest step of 30% since October 2005 while that of GSM 1800 increased from 20% to 25% since September 2006.

Cost of sales were Baht 14,063 million in 2006 increased 30.5% y-o-y from Baht 10,778 million in 2005. This represented sales margin of 8.5% in 2006 compared to 10% in 2005 due to pressured handset margin in the market and a clearance of stock at year-end.

Marketing expenses to total revenues grew to 3.7% in 2006 due to increased marketing activities and spending on brand refreshment.

Selling and administrative expenses were Baht 11,421 million in 2006, represented an increase of 13.4% y-o-y from Baht 10,067 million in 2005 due to higher marketing expenses, administrative expenses and staff costs. In 2006, marketing expenses to total revenues grew to 3.7% from 2.9% in 2005 due to increasing marketing activities and spending on refreshments of the Group's three brands - GSM Advance, One-2-call! and Sawasdee. Staff costs rose 26% as the group has under provided staff bonus for FY05. This caused lower-than-usual staff expense in FY05 but higher-than-usual staff expense in FY06.

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

Management's Discussion and Analysis

The Group incurred a slight increase of interest expenses of Baht 1,538 million in 2006, increased slightly from Baht 1,529 million in 2005 despite of higher borrowings because new debenture and syndicated loan were borrowed during the end of the year. The Group issued long-term debentures of total Baht 11,427 million around end of 3Q06 and borrowed a JPY-denominated syndicated loan which was fully-swap into Thai Baht in total of Baht 9,485 million in 4Q06. The purpose of borrowing was to finance capital expenditure, refinance matured debts and support its operations.

Net Profit

The Group posted a net profit of Baht 16,256 million in 2006, a fall of 13.2% y-o-y from Baht 18,725 million in 2005.

Liquidity

Liquidity improved due to increase in cash, handset inventories and prepaid expenses.

As at end of December 2006, current ratio improved to 74% from 55% as of December 2005. This was resulted from an increase in amount of cash and cash equivalents, handset inventories and prepaid expenses for refill card.

Current assets

As of 31 December 2006, the Group's current assets was Baht 22,893 million, increased 12.5% from Baht 20,347 million as of 31 December 2005 due to increase in cash, handset inventories and prepaid expenses for refill card.

Current liabilities

Total current liabilities decreased to Baht 31,039 million as at end of December 2006 from Baht 36,734 million at the end of December 2005 due to decrease in current portion of long-term debt.

	31 December 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term loans from financial institution	1,000	1.8%	-	-
Trade accounts payable	5,760	10.2%	4,520	9.4%
Current portion of long-term debentures, net, and long-term borrowings	6,507	11.5%	14,241	29.7%
Concession right payable, accrued concession fee and excise tax	7,155	12.6%	7,354	15.3%
Other current liabilities	10,616	18.7%	10,619	22.1%

Assets

Total Asset grew from increase in cash and fixed assets for network capacity expansion.

Total assets, as of 31 December 2006 was Baht 134,301 million, grew by Baht 6,341 million from Baht 127,960 million as of 31 December 2005. The increase came from increases in cash & cash equivalents and asset under concession agreement as the Company continued to invest in network capacity and quality.

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

Management's Discussion and Analysis

Current assets accounted for 17.0% of total assets. Details of major items were as follows.

	31 December 2006		31 December 2005	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	22,893	17.0%	20,347	15.9%
Property, plant and equipment, net	7,797	5.8%	8,259	6.5%
Asset under concession agreement, net	81,096	60.4%	75,843	59.3%
Deferred tax assets	9,763	7.3%	8,946	7.0%
Other non-current assets	12,752	9.5%	14,565	11.4%

Capital structure

The Group had strong capital structure, which support its ability to pay high dividend pay-out.

The Group's balance sheet and capital structure remained strong which support company's ability to continue high dividend payout. The strong capital structure reflected in low total liabilities to equity at 73% as of 31 December 2006, compared to 60% as of 31 December 2005. The increase in ratio was a result of an increase in total borrowings in this period.

Net debt to equity (Net debt = total debentures and borrowings minus cash) also increased to 26% as of 31 December 2006 from 18% as of 31 December 2005.

Despite of increased leverage, the Group has its credit rating maintained at AA from TRIS and A- from S&P. This also supports the company to continue paying high dividend.

Debentures and Loans

As at end of December 2006, the Group had total debentures and borrowings of Baht 33,149 million, rising from Baht 25,451 million in 2005. In 3Q06, the Group issued long-term debentures of Baht 11,427 million and in 4Q06 borrowed a JPY-denominated syndicated loan which was fully-swap into Thai Baht in total of Baht 9,485 million. The purpose of borrowings was to finance capital expenditure, refinance matured debts and support its operations. The issued debentures have 3-7 years of maturity with an average interest rate of 5.90% per annum. Syndicated loan has a 5-year maturity with a bullet payment and average interest rate of ~5.4-5.6% per annum.

	31 December 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term borrowing	1,000	1.8%	-	-
Current portion of long-term debentures, net, and long-term borrowings	6,507	11.5%	14,241	29.7%
Long-term debentures, net, and long-term borrowings	25,642*	45.2%	11,210	23.3%
Total interest bearing debts	**33,149**	**58.5%**	**25,451**	**53.0%**

* JPY-denominated syndicated loan swap into Thai Baht in total of Baht 9,485 million

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2007

Management's Discussion and Analysis

Shareholders' equity

The Group's shareholder's equity decreased to Baht 77,599 million as of 31 December 2006 from Baht 79,935 million as of 31 December 2005, mainly due to dividend payment of total Baht 18,669 million.

Cash Flow

Cash flow continued to be strong and sufficient to finance capex.

In 2006, cash flow position remained strong. The Group generated net cash flow from operations (after interest, tax, and changes in working capital) of Baht 35,026 million and had proceed from short term loan, new debentures and borrowings of Baht 21,895 million. The use of funds was to spend on capital expenditure of Baht 20,097 million, repay long term debenture of Baht 14,250 million, repay financial lease of Baht 16.5 million, and dividend payment of Baht 18,669 million. The rest amount was kept as cash on hand.

END